April 5, 2005

Mail Stop 04-06

Laurence Stephenson
Principal Financial Officer President and Director
Tylerstone Ventures Corporation
1136 Martin Street
White Rock, British Columbia
Canada, V4B 3V9

RE:	Tylerstone Ventures Corporation
      Amendment No. 1 to Form SB-2
      File No. 333-121660
      Filed on March 14, 2005

Dear Mr. Stephenson:

      We have reviewed the filing referenced above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your amended Form SB-2 filed on March
14, 2005.

FORM SB-2
General

1.	We note your revised disclosure on page 19 in response to
prior
comment 2 from our last letter dated January 26, 2005. In view of the significance of the restrictions on participation in the offering, expand the cover page to indicate that only the investors in British Columbia may participate in this offering. Also provide a cross-reference to the page where where you provided the detailed information regarding qualifications imposed on offerees and investors.

Summary Financial Information, page 2

2.	We note your response to our previous comment 7.  We further note that the statement of expenses information presented in your summary financial information does not appear to agree to corresponding amounts appearing in your statements of operations on pages 49 and page 56. Please revise your summary data or the headings of the data so that the information presented agrees to your statement of operations.

Risk Factors, page 2

"The Tylerstone Is In Good Standing With the Ministry of Energy and
Mines . . ." page 6

3.	In connection with prior comment 15 from our last letter, we note your inclusion of this new risk factor caption. Please revise this caption to convey the material adverse effect stemming from this risk. For example, should you lose your good standing, you may lose your claim to Tylerstone.

"The Company Has Only Recently Commenced Business Operations . .
.."
page 10

4.	In prior comment 10 from our last letter, we requested
substantial revision to a number of your risk factors so that they are tied specifically to Tylerstone and this transaction. We note your continued disclosure under this caption refers to the recent commencement of operations. Based on your disclosure here and on pages 37-38, it appears you commenced operations years ago. Further, consider revising this caption to apply more precisely the risk to Tylerstone to reflect your limited operations.

"Without Funds From This Offering, The Company Will Not Be Able To
..
.. ." page 10

5.	You have not provided the information sought by prior comment
14. Please present the previously requested information, such as the minimum period of operations you will be able to fund without the offering proceeds, prominently in the risk factor. Also unambiguously state your minimum additional capital needs to fund planned operations for a period of at least 12 months from the date of the prospectus.





Use of Proceeds, pages 12-15

6.	We note your response to prior comment 17 from our last
letter
and your three page Use of Proceeds section; however, the disclosure does not appear to be presented in a clear, concise and understandable fashion to investors. Please limit your Use of Proceeds disclosure to a single table, such as the table included at the top of page 13, and consolidate the remaining disclosure into concise footnotes. Please revise this section to conform to the requirements of Rule 421(b) of Regulation C. Please consider including any remaining information you deem material in your Description of Business section.

7.	We also note that your disclosure on page 13 regarding the
amounts payable to your accounting and audit and legal and document preparation appears to increase with the size of the offering amount sold. Please revise to disclose whether you have a contingent arrangement with your accountants, auditors and/or attorneys for professional services rendered. On page 28, we note your expert section expressly states you have no such arrangements in place. For guidance with a view toward disclosure, refer to Item 509 of Regulation S-B.

Plan of Distribution

8.	We note your response to prior comment 19 from our last
letter
and your subsequent revision to the subscription agreement. We also note that your officers and directors may reject a subscription without any cause. Please revise your subscription agreement, plan of distribution section and offering summary on page 1 to disclose that you may reject subscriptions, and, if true, that you will return rejected subscriber funds "promptly."

Description of Business, page 29

Business Development, page 29

9.	We note and appreciate your response to prior comment 20 from our last letter. Since many investors may be unfamiliar with the Ministry`s assessment requirements, please revise to briefly describe the nature of these previously performed pre-exploration assessments.

10.	In connection with your response to prior comment 22, please revise page 37 to describe how management will gauge whether or not the Phase I and II results are "encouraging." Do you mean whether there is any actual evidence of minerals at all or some other indicia evidencing a mineral deposit? Alternatively, is there a certain level of minerals which must be present in order for management to be encouraged by the results?


Management`s Discussion and Analysis or Plan of Operation, pages
39-
40

11.	Please revise page 40 to describe when you will commence
Phase
I. If the commencement of Phase I is contingent on selling a minimum amount of the offering, so state.

12. Your response to prior comment 24 does not address the known changes in your costs that appear to be associated with the offering-what appear to be increased general and administrative expenses for future periods that will be incurred to comply with your periodic reporting responsibilities under the Exchange Act and other costs of becoming a public company. The discussion of general and administrative expenses should be expanded to describe in quantitative and qualitative terms how general and administrative expenses in future periods will compare to the historical ones.

Liquidity and Capital Resources, page 42

13.	We reissue prior comment 40, in part, requesting that you
clearly disclose the minimum amount of capital necessary for you to finance planned operations for a period of not less than 12 months from the date of this prospectus.

Recent Sales of Unregistered Securities, page 69

14.	In connection with prior comment 30, we note you continue to cite 4(2) and Rule 504 as exemptions for these previously unregistered sales of securities. Please tell us the level of sophistication of the investor and what information he or she received. Further, we note your reliance on Regulation S. Please tell us on which category of Regulation S you are relying and your basis for this reliance.


*   *   *


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.












	You may contact Brent Watson at (202) 824-5494 or Brad
Skinner,
Branch Chief, at (202) 942-1922 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer at (202) 942-2965 if you have questions regarding the comments on engineering matters. Please contact Neil Miller at
(202) 942-1851 for all other questions. If you thereafter require additional assistance, you may call me at (202) 942-1818 or Barbara
C. Jacobs, Assistant Director, at (202) 942-1800.



      Sincerely,



      Mark P. Shuman
      Branch Chief-Legal


cc: 	Daniel B. Eng, Esq.
      Bartel Eng & Schroder
      (via facsimile (916) 442-0400)
??

??

??

??

Tylerstone Ventures Corporation
April 5, 2005
Page 1